May 15, 2024

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re: Gabelli Funds

Dear Ms. DiAngelo Fettig:

Thank you for your oral comments on April 15, 2024, regarding the Gabelli ETFs Trust. The funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized to the best of our understanding, followed by the funds’ responses.

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Comments and Responses

Question: Reminder that form N-CSR was updated recently to include new item for recovery of erroneously awarded compensation. That item is now applicable for N-CSR filings, so address and record a response for future filings.

Response: The Registrant’s understanding is that until July 24, 2024, registrants may continue using the prior, and still effective, version of Form N-CSR. The Registrant will record a response for the new item regarding recovery of erroneously awarded compensation, on N-CSR filings after that date.

Question: In the chart showing comparison in the change of $10K, the chart is required to be presented based on NAV. The charts as presented show returns for investment, which is based on market.

Response: The Registrant will present this chart based on NAV in future reports.

Question: Love Our Planet ETF had a benchmark change during the year, the reason for the change is required to be disclosed.

Response: Love Our Planet ETF amended its Principal Investment Strategies during the year. The change in benchmark was made to correspond with the Principal Investment Strategies.

Question: In the notes to the financial statements:

●	In the investment advisory agreement note, please disclose that acquired fund fees and expenses are excluded from the Unitary Fee.

Response: Each fund will disclose in its investment advisory agreement note that the Unitary Fee excludes acquired fund fees and expenses.

●	Related party note for GAST and GCAD: Disclosure for the advisor’s ability to recover the fee waiver was not included in notes to financial statements. In future reports, indicate the amounts subject to recoupment, and include an aging chart.

Response: As applicable, each fund will disclose the advisor’s ability to recover the fee waiver and include the amounts subject to recoupment and an aging chart.

●	Capital share transactions note: Please explain whether any of the creation or redemption fees are retained by the fund. If so, disclose the accounting policy for these fees.

Response: Creation and redemption fees are not retained by the funds.

●	Required 15c disclosure: We are unable to locate the required disclosure regarding the approval and renewal of the advisory agreement. Please explain and refile any reports that were required to include the disclosure.

Response: The Registrant filed an amended Form N-CSR for the December 31, 2023 annual report on May 14, 2024, which contained the required disclosure regarding the approval and renewal of the advisory agreement.

Question:

On Form N-CEN:

On Item B.15, the registrant did not indicate that it relied on any orders from the Commission (did not check “ETF Rule”)

On Item C.8.c, GABF, and GAST should have indicated the waived fees are subject to recoupment.

Response: If applicable, each fund will include on future Form N-CEN filings that waived fees are subject to recoupment.

On Item C.4, there is inconsistency in diversification status:

GABF: Current year and prior year annual reports describe the fund as diversified, and the April 2023 prospectus and December 31, 2023 N-CEN describe the fund as non-diversified.

Response: GABF is non-diversified, as stated in its prospectus. Future shareholder reports will describe the Fund as such.

LOPP, GAST, and GGRW: Current year annual reports disclose that each fund is diversified, and Form N-CEN identifies the funds as non-diversified.

Response: Each Fund is diversified, and future Form N-CEN filings will reflect this.

Item C.7.n was selected, indicating that the funds relied on Rule 18f-4 though not investing in derivatives.

Response: None of the Funds relied on Rule 18f-4, and future Form N-CEN filings will reflect this.

Question: In the 40-17g filing made March 7, 2024, the cover sheet references an attached chart, but we cannot locate the chart.

Response: The registrant will remove the reference to an attached chart in future filings.

Question: The notes to the financial statements include language relating to significant shareholders. Explain how large shareholder risk is addressed in prospectus.

Response: The Registrant has included language regarding large shareholder risk in its prospectus dated April 29, 2024.

Question: There is conflicting information on where shareholders can find required ETF disclosures relating to premiums and discounts. Explain where the ETFs disclose the premium and discount information they are required to disclose.

Response: Each Fund discloses the required premium and discount information in its prospectus.

Should you have any additional comments or concerns, please do not hesitate to contact me at (914) 921-7774.

Best regards,

/s/ Peter D. Goldstein

Peter D. Goldstein, Esq.
General Counsel
GAMCO Investors, Inc.